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                 July 1, 2020

       Laila C. Halvorsen
       Chief Financial Officer
       DHT Holdings, Inc.
       Clarendon House
       2 Church Street, Hamilton HM 11
       Bermuda

                                                        Re: DHT Holdings, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed June 25, 2020
                                                            File No. 333-239430

       Dear Ms. Halvorsen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Erik Tavzel, Esq.